February 4, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz
Christina DiAngelo

Re:	DWS Balanced Fund (the “Registrant”); File Nos. 811-01236; 333-155864

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-155864) relating to the issuance of shares in connection with the proposed merger of DWS Value Builder Fund, Inc. (File No. 811-06600) into the Registrant.

With respect to the Registrant’s initial Registration Statement filed on December 2, 2008, the SEC staff provided comments by phone to the undersigned on December 30, 2008, January 12, 2009 and February 2, 2009. Set forth below are the comments and the Registrant’s responses.

1.	Comment: The Annual Fund Operating Expenses tables in the Prospectus/Proxy Statement have been presented as of October 31, 2008, which is the fiscal year end of the acquiring fund. The Annual Fund Operating Expenses table for the target fund should be prepared as of its most recent fiscal year-end, March 31, 2008.

Response: The Annual Fund Operating Expenses table for the target fund has been revised and is presented as of March 31, 2008. Fund management has also included an additional question and answer in the Synopsis section of the Prospectus/Proxy Statement to provide shareholders with the unaudited estimated expenses for the target fund, based on its average net assets for the 12-month period ended October 31, 2008, which fund management believes provides shareholders with a better comparison of the target fund’s and acquiring fund’s expense ratios.

VEDDER PRICE

Securities and Exchange Commission

February 4, 2009

2.	Comment: Please include the Acquired Fund (Underlying Fund) Fees and Expenses as a separate line item to the Annual Fund Operating Expenses tables and please note whether the expense caps exclude such expenses.

Response: The Acquired Fund (Underlying Fund) Fees and Expenses have been included as a separate line item to the Annual Fund Operating Expenses tables for the target fund and a footnote has been added stating that Acquired Fund (Underlying Fund) Fees and Expenses are less than 0.01% for the acquiring fund. The footnotes to the Annual Fund Operating Expenses tables describing the expense caps have been revised accordingly to note that such expenses are excluded from the expense caps.

3.	Comment: With respect to the expense examples, please state that the examples include the effect of waivers for the one year period.

Response: This disclosure has been added.

4.	Comment: In order to determine that pro forma financial statements are not needed pursuant to Item 14 of Form N-14, please provide the total net assets of each fund as of a date 30 days within the date of the filing.

Response: As of January 28, 2009, the acquiring fund had $1,023,545,489 in total net assets and the target fund had $64,607,427 in total net assets (6.3% of the acquiring fund’s total net assets).

5.	Comment: Please provide an estimate of the percentage of the target fund’s portfolio that will be liquidated prior to the merger.

Response: The percentage of the target fund’s portfolio that will be liquidated prior to the merger is estimated to be 8%. This is disclosed in the Prospectus/Proxy Statement on page 25.

6.	Comment: Please provide the estimated trading costs associated with the repositioning of the target fund’s assets as of a date within 30 days of the filing.

Response: The estimated trading costs of repositioning DWS Value Builder Fund, Inc.’s assets are expected to be $30,000, including the costs associated with repositioning by DWS Balanced Fund of assets it acquires from DWS Value

VEDDER PRICE

Securities and Exchange Commission

February 4, 2009

Builder Fund, Inc. after the merger. This is disclosed in the Prospectus/Proxy Statement on page 25.

7.	Comment: Please confirm whether or not the target fund, DWS Value Builder Fund, Inc., expects to realize any capital gains that will be distributed to shareholders prior to the merger as a result of the proposed repositioning of the target fund. If capital gains are expected, disclose the approximate amount of such gains in total and per share in the Prospectus/Proxy Statement.

Response: Consistent with the general rules and representations applicable to tax-free reorganizations, DWS Value Builder Fund, Inc. will distribute substantially all of its net taxable gains recognized from the beginning of the fiscal year to the exchange date. However, as of December 31, 2008, the fund recognized approximately $9,500,000 of net capital losses and accordingly, does not expect to distribute any capital gains as of the exchange date.

8.	Comment: Please explain the methodology used for determining the estimated cost savings resulting from the merger.

Response: A description of the methodology was provided to Ms. Christina DiAngelo on January 28, 2009.

9.	Comment: Please confirm whether or not the target fund, DWS Value Builder Fund, Inc., expects to have any capital loss carryforward that will be acquired by DWS Balanced Fund. If DWS Value Builder Fund, Inc. expects to have capital loss carryforward, please disclose the approximate amount of such capital loss carryforward in the Prospectus/Proxy Statement. Also, please disclose how much, if any, of the capital loss that may be limited under certain tax rules.

Response: Fund management estimates that DWS Value Builder Fund, Inc. will have a capital loss carryforward which will be acquired by the DWS Balanced Fund of approximately $10,000,000, of which approximately $2,400,000 is estimated to be limited. The approximate amount of capital loss carryforward and applicable limitation has been disclosed in the Prospectus/Proxy Statement.

10.	Comment: Please provide an explanation of the NAST analysis used to determine that DWS Balanced Fund would be the surviving fund.

VEDDER PRICE

Securities and Exchange Commission

February 4, 2009

Response: Attached hereto as Appendix A is a summary of the NAST analysis conducted for the proposed merger.

11.	Comment: Consider adding disclosure describing whether the merger was a result of recent market conditions or whether it was part of DWS’ long-term plan to consolidate overlapping products.

Response: Fund management has confirmed that the merger is part of DWS’ long-term plan to consolidate overlapping products; therefore no additional disclosure has been added.

12.	Comment: Consider adding disclosure describing whether there has been any impact on the Funds as a result of recent market conditions.

Response: After discussing with Fund management, they believe that the impact of the market conditions on the Funds is reflected in the performance tables included in the Prospectus/Proxy Statement. However, because the Annual Operating Fund Expenses tables are as of a fund’s most recent fiscal year end (10/31 for DWS Balanced Fund and 3/31 for DWS Value Builder Fund, Inc., respectively), the impact of the market conditions occurring after March 31, 2008 are not reflected for DWS Value Builder Fund, Inc. Accordingly, as described in the response to SEC comment #1 herein, additional disclosure has been added to provide more recent expense information for DWS Value Builder Fund, Inc.

13.	Comment: Please disclose how long it will take for DWS Value Builder Fund, Inc. to recover the costs of the merger.

Response: Based on the estimated one-year economic benefit to Value Builder ($298,360) and the one-time merger costs ($107,000), DWS Investments estimates that the Value Builder Fund’s costs of the merger will be recovered in approximately five months of the merger. This has been disclosed on page 31 of the Prospectus/Proxy Statement.

14.	Comment: For DWS Balanced Fund, please explain the difference in the expense ratios in the N-14 and the annual report.

Response: The expense ratios in the Prospectus/Proxy Statement have been adjusted to exclude the costs associated with a proxy statement and proxy

VEDDER PRICE

Securities and Exchange Commission

February 4, 2009

solicitation for DWS Balanced Fund that took place in 2008, as the proxy costs are considered a one-time extraordinary expense.

15.	Comment: Please explain why the Acquired Fund (Underlying Fund) Fees and Expenses are estimated for the current year.

Response: After confirming with Fund accounting, the Acquired Fund (Underlying Fund) Fees and Expenses are not estimated for the current fiscal year, but may change in the future depending on the Fund’s investments in such underlying funds. The disclosure has been amended accordingly.

It is currently expected that a special meeting of shareholders will be held on March 27, 2009. Accordingly, the Registrant plans to mail the proxy materials to shareholders on or about February 6, 2009.

Please direct your questions and/or comments regarding this filing to John Marten at (312) 609-7753 or the undersigned at (312) 609-7732.

Sincerely,

/s/ Jennifer M. Goodman

Jennifer M. Goodman

DWS VALUE BUILDER FUND MERGER—SURVIVING FUND ANALYSIS

Deutsche Investment Management Americas Inc. (the “Advisor”), DWS Balanced Fund (“Balanced Fund”) and DWS Value Builder Fund (“Value Builder Fund” and collectively with Balanced Fund, the “Funds”) believe that Balanced Fund is the appropriate survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsel in making this determination.

In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of Value Builder Fund into Balanced Fund.

[1]	Pub. avail. Aug. 5, 1994.

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APPENDIX

Investment Advisors; Continuity of Management

Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. In addition, Balanced Fund also has, and the surviving fund will continue to have, a subadvisor, Deutsche Asset Management International GmbH (“DeAMI”). DeAMI, an affiliate of DIMA, currently serves as subadvisor to several funds managed by DIMA. As of April 1, 2008, both Funds are overseen by the same Board.

The portfolio management team that currently manages Balanced Fund will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing Balanced Fund. Accordingly, the Advisor believes that the historical performance of Balanced Fund is more likely to be indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The expense structures of the two Funds are similar. The expense structure of the surviving fund will be that of Balanced Fund. The expense ratios for the surviving fund are expected to be equal to or lower than the current expense ratios for the corresponding classes of each of the Funds.
Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Balanced Fund’s investment objective, policies and restrictions will be those of the surviving fund.
Portfolio Composition	Value Builder Fund expects to liquidate substantially all of its portfolio holdings prior to the merger and to reinvest the proceeds in securities that more closely fit the investment policies and restrictions of Balanced Fund. Therefore, at the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of Balanced Fund.
Asset Size	As of December 31, 2008, Value Builder Fund had approximately $68.2 million in assets and Balanced Fund had approximately $1.054 billion in assets.

In terms of the structure of the transaction, Value Builder Fund will contribute all of its assets and liabilities to Balanced Fund in exchange for shares of Balanced Fund. Value Builder Fund will liquidate following the distribution of these Balanced Fund shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.

Specifically, of the five NAST Factors, all clearly indicate that the surviving fund will more closely resemble Balanced Fund. With respect to continuity of management, the surviving fund will be overseen by the Board that currently oversees both Balanced Fund and Value Builder Fund, the existing investment advisor to both Funds will continue in that role, and the current sub-advisor to Balanced Fund will be the sub-advisor to the surviving fund. The surviving fund will continue to

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employ Balanced Fund’s fee structure. With respect to the investment objective, policies and restrictions of the Funds, the surviving fund will retain the current investment objective, policies and restrictions of Balanced Fund. With respect to portfolio composition, Value Builder Fund’s holdings will be repositioned so as to make all holdings of the surviving fund consistent with the investment objective, policies and restrictions of Balanced Fund. Finally, the factor of asset size indicates that the surviving fund will increase in size by less than 10% as a result of the merger, and thus more closely resemble Balanced Fund.

After consultation with the Funds’ legal counsel, and in light of the five supportive NAST Factors, the Advisor and the Funds believe that the surviving fund will more closely resemble Balanced Fund, and Balanced Fund is therefore the appropriate survivor of the merger.

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